FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	February	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Global Creative Director Alicia Keys Kicks Off “Keep Moving Project” With Her “Set The World On Fire” Tour	4

Document 1

February 25, 2013

FOR IMMEDIATE RELEASE

BlackBerry Global Creative Director Alicia Keys Kicks Off "Keep Moving Project" With Her "Set The World On Fire" Tour

Keys invites fans to be a part of her creative process by submitting photos for a new tour music video via the BlackBerry Keep Moving Hub

WATERLOO, ONTARIO -- BlackBerry® (NASDAQ:BBRY, TSX: BB) today announced its recently appointed Global Creative Director, Alicia Keys, will be engaging fans through the BlackBerry Keep Moving Project during her Set The World On Fire Tour, Presented by BlackBerry.

Keys is inviting fans to provide personal pictures of themselves through the BlackBerry Keep Moving Hub. These pictures will then be used to make a music video for Keys’ song ‘Hallelujah’, which will be played on stage during her concerts. Each city on the tour will have its own unique video featuring the people that make that city great.

“I am so excited to continue the BlackBerry Keep Moving Project in such a cool way that creatively brings my ‘fam’ together,” said Alicia Keys. “With their help, we’re going to create a really amazing music video that will show the world what’s possible when your imagination and BlackBerry’s innovative platform collide.”

BlackBerry Keep Moving Projects engage BlackBerry customers in exclusive and compelling experiences created by inspirational and multi-faceted artists, writers, designers, filmmakers, musicians, and athletes. Author Neil Gaiman (Coraline, Stardust, The Sandman) and renowned director Robert Rodriguez (El Mariachi, From Dusk Till Dawn, Sin City) have joined Keys as the first three “BlackBerry Collaborators” leveraging the power of the new platform to create original content as they interact with fans like never before.

“Alicia is all about inspiring people through her music, her philanthropy and her other creative endeavors,” said Frank Boulben, Chief Marketing Officer at BlackBerry. “Her ‘Set The World On Fire’ tour is a great medium for connecting with fans and creating unprecedented experiences for people all around the world. This matches perfectly with BlackBerry’s mission.”

Fans can participate in Keys’ Keep Moving Project by clicking here. The BlackBerry Keep Moving Hub includes a new intimate video from Keys.

BlackBerry is proud to be the presenting sponsor of Keys’ global Set The World On Fire Tour, which kicks off on March 7th 2013. Five–time Grammy® nominated R&B artist Miguel is slated to open for Keys on the tour. Tickets can be purchased at aliciakeys.com/events/

SET THE WORLD ON FIRE NORTH AMERICAN TOUR DATES:

Thu-Mar-07	Seattle, WA	WaMu Theatre
Fri-Mar-08	Vancouver, BC	Rogers Arena
Sun-Mar-10	Oakland, CA	Oracle Arena
Tue-Mar-12	Los Angeles, CA	Staples Center
Wed-Mar-13	San Diego, CA	Valley View Casino Center
Fri-Mar-15	Las Vegas, NV	Mandalay Bay Events Center
Sun-Mar-17	Dallas, TX	Verizon Theatre at Grand Prairie
Mon-Mar-18	Houston, TX	Toyota Center
Wed-Mar-20	Austin, TX	Cedar Park Center
Thu-Mar-21	New Orleans, LA	New Orleans Arena
Sat-Mar-23	Miami, FL	American Airlines Arena
Sun-Mar-24	Tampa, FL	Tampa Bay Times Forum
Wed-Mar-27	Cherokee, NC	Harrah's Cherokee
Fri-Mar-29	Atlanta, GA	Philips Arena
Sat-Mar-30	Greensboro, NC	Greensboro Coliseum
Tue-Apr-02	Toronto, ON	Air Canada Centre
Wed-Apr-03	Montreal, QC	Bell Centre
Fri-Apr-05	Brooklyn, NY	Barclays Center
Sat-Apr-06	Mashantucket, CT	MGM Grand at Foxwoods Resort Casino
Mon-Apr-08	Newark, NJ	Prudential Center
Wed-Apr-10	Boston, MA	Agganis Arena
Thu-Apr-11	New York, NY	Madison Square Garden
Sat-Apr-13	Atlantic City, NJ	Revel Casino-Ovation Hall
Sun-Apr-14	Washington DC	Verizon Center
Wed-Apr-17	Detroit, MI	Joe Louis Arena
Thu-Apr-18	Chicago, IL	United Center

About Alicia Keys

Alicia Keys is a 14 time Grammy Award® winning singer/songwriter/producer, actress, New York Times best-selling author, entrepreneur and humanitarian. Since releasing her debut album, songs in A minor, Keys has built an unparalleled repertoire of hits with over 30 million albums sold worldwide. Her latest album, Girl on Fire, recently debuted at number on the Billboard album chart. As a philanthropist, Keys co-founded Keep a Child Alive (KCA) and serves as Global Ambassador.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
+1 519 597-7273
mediarelations@rim.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@rim.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	February 25, 2013	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer